UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

IMPRESS HOLDINGS B.V.
(Translation of Registrant’s Name Into English)

World Trade Center, Tower C 8th Floor
Schiphol Boulevard 221
Luchthaven Schiphol
NL-1118 BH
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes         No

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-___

PART 1 – FINANCIAL INFORMATION

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED BALANCE SHEET
(€ millions)
(Unaudited)

	Notes	September 30, 2002	December 31, 2001

ASSETS
Current assets:
Cash and cash equivalents		48.7	41.2
Accounts receivable, net		253.8	186.5
Inventories	5	224.4	227.7
Prepaid expenses and other current assets		46.9	68.0

Total current assets		573.8	523.4

Goodwill and other intangibles, net		234.0	240.9
Property, plant and equipment, net		471.5	487.7
Other non-current assets		76.7	76.0

		1,356.0	1,328.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term debt	6	40.5	2.4
Current portion of long term debt	6	46.0	27.1
Accounts payable		219.4	216.6
Rationalisation provision	4	5.5	16.3
Other current liabilities		134.1	116.9

Total current liabilities		445.5	379.3

Long term debt	6	483.0	531.1
Other liabilities		125.0	119.9
Rationalisation provision	4	5.9	5.9
Deferred income taxes		44.1	50.0
Minority interests		4.6	4.2
Redeemable special preference shares, par value Euro 0.45 per share 64 shares authorized; 60 shares issued and outstanding		62.0	57.8
Shareholders’ equity:	7
Cumulative preference shares, par value Euro 45 per share, 550,000 shares authorized; 500,014 shares issued and outstanding during the period		22.6	22.6
Priority shares, par value Euro 0.45 per share, 95 shares authorized; 95 shares issued and outstanding during the period		–	–
Ordinary shares, par value Euro 45 per share, 3,621,000 shares authorized; 3,433,737 shares issued and outstanding during the period;		154.6	154.6
Other shareholders’ equity		8.7	2.6

Total shareholders’ equity		185.9	179.8

		1,356.0	1,328.0

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(€ millions)
(Unaudited)

	Notes	Nine Months to September 30, 2002	Nine Months to September 30, 2001

Sales		1,003.5	1,021.5
Other revenues		4.2	15.0

Net sales		1,007.7	1,036.5
Cost of products sold		(853.4)	(888.6)
Selling and administration expenses		(44.0)	(45.4)
Depreciation and amortisation		(39.9)	(45.2)
Research and development expenses		(4.8)	(6.3)
Rationalisation & other charges	4	(6.3)	(1.9)
Other costs and operating income and expenses		–	3.1

Income from operations		59.3	52.2
Net interest and other financial charges		(35.3)	(44.3)

Income before income taxes		24.0	7.9
Taxes on income		(8.6)	(2.8)

Income after income taxes		15.4	5.1
Minority interests		(0.2)	(0.2)

Net income		15.2	4.9

	Notes	Quarter ended September 30, 2002	Quarter ended September 30, 2001

Sales		351.7	372.4
Other revenues		1.8	6.2

Net sales		353.5	378.6
Cost of products sold		(297.3)	(327.4)
Selling and administration expenses		(13.8)	(15.7)
Depreciation and amortisation		(13.2)	(15.3)
Research and development expenses		(1.5)	(1.5)
Rationalisation & other charges	4	(0.8)	(1.7)
Other costs and operating expenses		(0.7)	3.5

Income from operations		26.2	20.5
Net interest and other financial charges		(12.8)	(12.0)

Income before income taxes		13.4	8.5
Taxes on income		(5.1)	(3.1)

Income after income taxes		8.3	5.4
Minority interests		–	(0.1)

Net income		8.3	5.3

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY
(€ millions)
(Unaudited)

	Ordinary shares Par value	Priority shares Par value	Cumulative preference shares Par value	paid in capital	Additional Retained earnings	Accumulated other comprehensive income	Comprehensive income
								Total

Balance at January 1, 2000	22.8	–	22.8	50.3	3.7	(0.6)		99.0
Issuance of shares	133.1	–	–	16.7	–	–		149.8
Comprehensive Income / (loss)
Net (loss)	–	–	–	–	(34.6)	–	(34.6)	(34.6)
Other comprehensive income / loss)
Cumulative translation adjustment	–	–	–	–	–	(0.6)	(0.6)	(0.6)

Total other comprehensive income / (loss)						(0.6)	(0.6)

Total comprehensive income / (loss)							(35.2)

Treasury stock	–	–	–	–	(0.1)	–		(0.1)
Redemption discount and accretion of redeemable special preference shares	–	–	–	–	(5.9)	–		(5.9)

Balance at December 31, 2000	155.9	–	22.8	67.0	(36.9)	(1.2)		207.6

Amendment of share nominal values	(1.3)	–	(0.2)	1.5	–	–
Comprehensive Income / (loss)
Net (loss)	–	–	–	–	(21.0)		(21.0)	(21.0)
Other comprehensive income / (loss)
Cumulative effect of change in accounting principles for derivatives and hedging activities, net of tax	–	–	–	–	–	(7.2)	(7.2)	(7.2)
Changes in fair value of cash flow hedges	–	–	–	–	–	(2.4)	(2.4)	(2.4)
Cumulative translation adjustment	–	–	–	–	–	7.1	7.1	7.1

Total other comprehensive income / (loss)						(2.5)	(2.5)

Total comprehensive income / (loss)							(23.5)

Redemption discount and accretion of redeemable special preference shares	–	–	–	–	(4.3)	–		(4.3)

Balance at December 31, 2001	154.6	–	22.6	68.5	(62.2)	(3.7)		179.8

Comprehensive Income / (loss)
Net Income	–	–	–	–	15.2		15.2	15.2
Other comprehensive income / (loss)
Changes in fair value of cash flow hedges	–	–	–	–	–	(3.2)	(3.2)	(3.2)
Cumulative translation adjustment	–	–	–	–	–	(1.7)	(1.7)	(1.7)

Total other comprehensive income / (loss)						(4.9)	(4.9)

Total comprehensive income / (loss)							10.3

Redemption discount and accretion of redeemable special preference shares	–	–	–	–	(4.2)	–		(4.2)

Balance at September 30, 2002	154.6	–	22.6	68.5	(51.2)	(8.6)		185.9

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
(In € millions)
(Unaudited)

	Nine Months to September 30, 2002	Nine Months to September 30, 2001

Cash flows from operations
Net income	15.2	4.9
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortisation	39.9	45.2
Amortisation of deferred costs	2.1	1.6
Increase / (decrease) in deferred taxes	1.2	5.2
Other non-cash movements	8.8	12.1
Changes in working capital
(Increase) / decrease in trade receivables	(71.0)	(96.1)
(Increase) / decrease in inventories	(0.2)	2.7
Increase / (decrease) in trade payables	4.8	12.7
Increase / (decrease) in accrued liabilities	(19.0)	(8.1)
Increase / (decrease) in interest and income taxes payable	15.5	1.3
Net change in other assets and liabilities	16.0	2.0

Net cash flows provided by / (used in) operations	13.3	(16.5)

Cash flows from investing activities:
Capital expenditures	(29.9)	(30.3)

Net cash (used in) investing activities	(29.9)	(30.3)

Cash flows from financing activities:
Proceeds from long-term debt	–	–
Payments of long-term debt	(11.0)	(15.6)
Net change in short-term debt	38.1	60.2
Principal payments under capital lease obligations	(1.9)	(2.0)

Net cash provided by financing activities	25.2	42.6

Effect of exchange rate on cash and cash equivalents	(1.1)	0.2

Net change in cash and cash equivalents	7.5	(4.0)

Cash and cash equivalents at beginning of period	41.2	51.2

Cash and cash equivalents at end of period	48.7	47.2

Cash paid for interest	17.6	25.2
Cash (received) / paid for income tax	(0.4)	4.2
Cash paid for rationalisation	16.5	14.9

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE QUARTER ENDED SEPTEMBER 30, 2002
(In € millions)
(Unaudited)

	Quarter ended September 30, 2002	Quarter ended September 30, 2001

Cash flows from operatiions
Net income	8.3	5.3
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortisation	13.2	15.3
Amortisation of deferred costs	0.5	0.5
Increase / (decrease) in deferred taxes	4.3	7.7
Other non-cash movements	0.9	9.3
Changes in working capital
(Increase) / decrease in trade receivables	(24.6)	(42.1)
(Increase) / decrease in inventories	35.0	18.8
Increase / (decrease) in trade payables	(18.4)	(14.3)
Increase / (decrease) in accrued liabilities	(9.3)	(13.0)
Increase / (decrease) in interest and income taxes payable	3.8	11.2
Net change in other assets and liabilities	(4.0)	10.5

Net cash flows provided by / (used in) operations	9.7	9.2

Cash flows from investing activities:
Capital expenditures	(9.4)	(14.6)

Net cash (used in) investing activities	(9.4)	(14.6)

Cash flows from financing activities:
Proceeds from long-term debt	–	–
Payments of long-term debt	–	–
Net change in short-term debt	(5.2)	17.8
Principal payments under capital lease obligations	(0.6)	(0.7)

Net cash provided by financing activities	(5.8)	17.1

Effect of exchange rate on cash and cash equivalents	(0.1)	(1.5)

Net change in cash and cash equivalents	(5.6)	10.2

Cash and cash equivalents at beginning of period	54.3	37.0

Cash and cash equivalents at end of period	48.7	47.2

Cash paid for interest	3.3	2.9
Cash paid / (received) for income tax	1.2	(0.7)
Cash paid for rationalisation	3.2	3.2

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(€ millions)
(Unaudited)

1.   Basis of presentation

The accompanying unaudited Condensed Consolidated Financial Statements of Impress Holdings B.V. (“Impress”, “the Group” or “the Company”) have been prepared substantially in accordance with Rule 10-01 of Regulation S-X and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These financial statements should be read in conjunction with the consolidated 2001 financial statements included in the Company’s filing on Form 20-F. In the opinion of the Company, the accompanying financial statements contain all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position of Impress as at September 30, 2002, and the results of operations and the statement of cash flows for the periods from January 1 to September 30, 2002 and July 1 to September 30, 2002.

2.   Nature of operations

Impress Holdings B.V. was incorporated on May 4, 1997 as Impress Metal Packaging Holdings B.V. to be the holding company for the metal packaging businesses it acquired from Pechiney International (“Pechiney”) and Schmalbach-Lubeca AG (‘Schmalbach-Lubeca”) (together “the Vendors”) on May 28, 1997 (“the 1997 Acquisition”). The Vendors retained an equity interest in the Company.

Subsidiaries were formed or acquired prior to the closing of the 1997 Acquisition in Germany, France, the Netherlands, the United Kingdom and Italy in order to purchase directly from Pechiney and Schmalbach-Lubeca, or their respective subsidiaries, the metal packaging operations located in certain countries of Europe and Japan.

Operations commenced following the acquisition of these businesses and consist primarily of the production, distribution and sale of steel and aluminium containers for a variety of food and non-food packaging in Western Europe with some operations in Eastern Europe and Japan. Acquisitions made in 2000 consolidated Impress’ presence in France and expanded the Company’s operations in Eastern Europe as well as adding significant operations in the United States through the purchase of the H.J. Heinz Company (“Heinz”) can making assets.

The Company changed its name to Impress Holdings B.V. with effect from December 31, 2001.

3.   Segmental information

Segmental information for both the quarter and the nine months ended September 30, 2002 for the Company’s reportable segments (and derived from the Company’s internal management accounts as required by FAS 131) are set out below.

The quarter to September 30, 2002 and 2001:

Quarter to September 30, 2002	Food	Seafood	Decorative & protective finishes	United States	Specialities	Corporate costs	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Revenues from external customers	147.9	51.9	55.9	45.7	52.1	–	353.5
Depreciation and amortisation	(4.9)	(1.6)	(2.0)	(2.1)	(1.7)	(0.9)	(13.2)
Rationalisation & other charges	0.2	(0.9)	–	–	–	(0.1)	(0.8)
Income from operations	13.1	4.1	5.2	3.0	7.0	(6.2)	26.2

Quarter to September 30, 2001	Food	Seafood	Decorative & protective finishes	United States	Specialities	Corporate costs	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Revenues from external customers	161.8	58.6	53.7	55.5	49.0	–	378.6
Depreciation and amortisation	(5.5)	(1.9)	(2.1)	(2.1)	(1.7)	(2.0)	(15.3)
Rationalisation	(0.4)	0.3	(1.1)	–	(0.5)	–	(1.7)
Income from operations	10.1	4.0	1.0	7.4	3.6	(5.6)	20.5

Nine months to September 30, 2002 and 2001:

Nine months to September 30, 2002	Food	Seafood	Decorative & protective finishes	United States	Specialities	Corporate costs	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Revenues from external customers	372.2	164.7	168.7	146.1	156.0	–	1,007.7
Depreciation and amortisation	(13.4)	(4.7)	(6.0)	(6.7)	(5.0)	(4.1)	(39.9)
Rationalisation & other charges	(4.4)	(1.0)	(0.4)	–	(0.1)	(0.4)	(6.3)
Income from operations	25.1	13.7	13.2	7.1	18.0	(17.8)	59.3

Nine months to September 30, 2001	Food	Seafood	Decorative & protective finishes	United States	Specialities	Corporate costs	Total

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Revenues from external customers	384.3	177.5	171.7	156.0	147.0	–	1,036.5
Depreciation and amortisation	(15.8)	(5.2)	(6.1)	(6.7)	(4.9)	(6.5)	(45.2)
Rationalisation	(0.4)	–	(1.1)	–	(1.1)	0.7	(1.9)
Income from operations	24.5	12.5	10.1	12.4	11.0	(18.3)	52.2

There is no difference between the total income from operations per reportable segment and the consolidated income from operations per the financial statements.

There has been no material change to the basis of segmentation or the basis of measuring segment income from operations compared to the segmental information presented in the Company’s consolidated 2001 financial statements included in the Company’s 2001 filing on Form 20-F. There has been no material change in the total assets per reportable segment since December 31, 2001.

4.   Rationalisation

In 1997, the Company inherited a number of operations with unsustainably high cost structures. It has therefore implemented, and continues to implement, rationalisation measures to reduce the handicap of specific high cost environments. The rationalisation of the business, supported by appropriate capital expenditures, is intended to focus capital intensive and technical processes over a reduced number of sites, optimise logistics and handling systems, and re- position the business on more profitable customers and products.

The completion of the initial rationalisation plan following the 1997 Acquisition provided the base upon which further cost saving opportunities could be realised, taking into account the significant changes to the business climate and pricing levels that had occurred since the 1997 Acquisition. The further rationalisations undertaken in this direction during the year ended December 31, 2001 and the first three quarters of 2002 were as follows:

The Netherlands and Germany
During 2001, two rationalisation initiatives were launched. The first related to a headcount reduction program in certain Dutch plants involving approximately 25 positions. A provision of €  0.9 million was established in this regard and the Company estimates that this has generated cost savings of approximately € 1.0 million per annum.

The second initiative related to the Decorative and Protective Finishes (“DPF”) business in Germany and involved a headcount reduction of 27 permanent positions and reduced the use of temporary staff. A provision of € 4.1 million was established primarily for this initiative. The Company estimates that this has generated cost savings of approximately € 2.9 million per annum. These charges were in part offset by the release of unutilized provisions relating to the closure of the SIA trading company in 1999.

Impress USA
On March 15, 2001 Heinz announced the restructuring of its StarKist canned tuna and petfood businesses in the United States. This resulted in the closure of two Heinz facilities served by Impress can plants acquired from Heinz in August 2000. For Impress this primarily meant switching capacity to other Impress plants that serve Heinz. During the third quarter of 2001 the Company rationalised its operations at the Terminal Island and Puerto Rico plants, leading to a head count reduction of over 200. Under the terms of the 10-year Supply Agreement with Heinz, all severance and other cash exit costs were recoverable from Heinz and no net income statement charge was therefore taken in this regard. The negotiation of recoveries, which covered both these costs and other expenses that would not meet the criteria for classification as rationalisation costs, was concluded through a final settlement reached with Heinz in December 2001.

Rhymney, United Kingdom
On December 5, 2001, following a consultation process with local employee representatives and other interested parties, the Company announced its intention to close the Rhymney plant, with approximately 145 redundancies. The Company expects this to generate direct cost savings of approximately € 2.4 million per annum, as well as allowing the value of the site to be realized. These actions have also allowed the Company to industrially optimize other units, take advantage of lower metal costs in other locations as well as avoid substantial rationalisation costs in other units. A charge of € 12.4 million was recognised in the fourth quarter of 2001 covering severance pay and benefits (€ 8.0 million), other exit costs (€ 0.5 million) and asset write downs (€ 3.9 million). Production ceased in April 2002 and the redundancies have now been implemented as planned. Contracts for the sale of the site for € 2.3 million were exchanged shortly after the end of the third quarter of 2002.

Grantham, United Kingdom
On January 5, 2002 the Company announced a planned re-sizing of its facility at Grantham in the United Kingdom following the conversion of a significant local customer to the DWI can technology, which Grantham is not equipped to supply, and the resulting loss of business to this plant. Consultations with employee representatives were concluded during the first quarter of 2002 and the initiative’s implementation is now completed. Around 70 staff remain employed at Grantham. The Company charged € 1.6 million in the year ended December 31, 2001 for asset write downs and charged € 1.7 million in the first quarter of 2002 primarily with regard to severance costs for the 42 redundancies involved. The Company expects these cost savings to offset the impact of lower volumes on plant profitability.

Lucca, Italy
On January 9, 2002 the Company announced its intention to close its plant at Lucca, Italy. Consultation with local employee representatives has been completed and the plant closed in the first quarter of 2002, resulting in 29 redundancies. The Company charged € 0.9 million in the year ended December 31, 2001 for asset write downs and charged € 1.2 million in the first quarter of 2002 for severance costs and other exit costs. The Company expects these actions to generate cost savings of approximately € 1.2 million per annum.

Ludres, France
In February 2002 the Company opened discussions with local employee representatives concerning its intention to re- organise its activities at Ludres, France. This consultation with local employee representatives has been completed during the second quarter. The Company charged € 1.5 million in the second quarter of 2002 for severance costs and other exit costs. The reorganisation has resulted in a headcount reduction of around 26 across the second and third quarters of 2002. The Company expects these actions to generate cost savings of approximately € 1.2 million per annum.

Cuxhaven, Germany
In July 2002, the Company announced its intention to rationalize its activities at Cuxhaven, its Seafood plant in Germany to adjust to the reduced demand for locally canned herring in the German seafood packaging market. The Company charged € 0.9 million in the third quarter of 2002 for severance costs in connection with a headcount reduction of 42 permanent positions. The program also involves a reduction in the use of temporary staff. The Company expects these actions to generate cost savings of approximately € 1.8 million per annum.

In addition, during 2002 the Company has charged € 0.1 million with regard to severance costs for sales staff in its Japanese operation and € 0.2 million for severance costs for 66 redundancies and other exit costs at its plant at Znojmo, Czech Republic following a transfer of end production to the Company’s plant at Skrivany, also in the Czech Republic.

The Company’s management invests significant effort in ensuring full and fair consultation with employee representatives and other interested parties and in seeking to mitigate the employment effects of its rationalisation initiatives. To date, the implementation of the rationalisation actions discussed above has been achieved without significant social disruption.

The components of the rationalisation provisions, which represent the Company’s best estimates of the rationalisation plans’ costs, are as follows:

	Employee costs	Write down of assets	Lease termination and other closure costs	Total
	€ millions	€ millions	€ millions	€ millions

Balance at January 1, 2000	20.8	–	5.4	26.2
Cash utilisation in the year ended December 31, 2000	(16.9)	–	(1.9)	(18.8)
Reclassification	0.7	1.0	(1.0)	0.7
Reversed against goodwill	(0.7)	–	–	(0.7)
Allocated to goodwill	1.9	–	0.3	2.2
Charged to income	17.1	4.3	2.2	23.6
Transfer against assets	–	(5.3)	–	(5.3)
Currency translation effect	(0.1)	–	–	(0.1)

Balance at December 31, 2000	22.8	–	5.0	27.8
Cash utilisation in the year ended December 31, 2001	(16.3)	–	(0.9)	(17.2)
Reclassification	0.3	–	(1.6)	(1.3)
Allocated to goodwill	0.4	–	–	0.4
Charged to income	12.8	11.9	(0.5)	24.2
Transfer against assets	–	(11.9)	–	(11.9)
Currency translation effect	0.2	–	–	0.2

Balance at December 31, 2001	20.2	–	2.0	22.2
Cash utilisation in the period ended September 30, 2002	(15.8)	–	(0.8)	(16.5)
Reclassification	(0.1)	–	(0.2)	(0.3)
Charged to income	6.0	0.1	0.2	6.3
Transfer against assets	–	(0.1)	–	(0.1)
Currency translation effect	(0.2)	–	–	(0.2)

Balance at September 30, 2002	10.1	–	1.2	11.4

5.   Inventories

Inventories at September 30, 2002 comprised the following:

	September 30, 2002	December 31, 2001
	€ millions	€ millions

Finished goods	104.6	94.8
Work in progress	44.0	46.9
Raw materials	54.4	64.3
Supplies and spare parts	21.4	21.7

	224.4	227.7

The Company’s business has a distinct seasonality. Inventories at the same point in the season cycle of 2001 comprised the following:

September 30, 2001
€ millions

Finished goods	116.0
Work in progress	45.5
Raw materials	65.6
Supplies and spare parts	18.3

245.4

6.   Borrowings

Short term borrowings at September 30, 2002 comprised the following:

	September 30, 2002	December 31, 2001
	€ millions	€ millions

Revolving credit facility	40.0	–
Bank and other short term borrowings	0.5	2.4

Short term debt	40.5	2.4

Long term borrowings at September 30, 2002 comprised the following:

	September 30, 2002	December 31, 2001
	€ millions	€ millions

Capital lease obligations	9.2	11.1
Senior term loans	375.9	406.0
Other term loans	0.3	0.3
Senior subordinated notes	102.3	102.3

Long term borrowings before shareholder loan	487.7	519.7
Junior subordinated note	41.3	38.5

Total long term borrowings	529.0	558.2
Current portion of long term debt	(46.0)	(27.1)

Long term debt	483.0	531.1

The movement on the senior term loans balance between December 31, 2001 and September 30, 2002 reflects the net € 19.1 million impact of the re-translation of foreign currency loan balances at period end rates and a repayment of € 11.0 million (including a € 4.9 million mandatory repayment) in June 2002.

Senior term loans
As a consequence of the 1997 Acquisition, the Company and certain of its subsidiaries entered into credit agreements (“the 1997 Credit Agreement”) with the Company’s principal banks. These facilities were re-financed twice during 2000. The first re-financing was in connection with the Ferembal acquisition in March 2000. The second re-financing was entered into on August 7, 2000 when the Company entered into the Second Restatement and Amendment Agreement in connection with the acquisition of the Heinz can-making operations in the United States.

This re-financing became effective on August 14, 2000 following the completion of this transaction. Under the terms of this Second Restatement and Amendment Agreement (the ‘August 14, 2000 Credit Agreement’) the following credit facilities totalling €  573.9 million became available:

(a)
A five-year amortizing term loan of € 203.3 million. Repayments are due on June 30 and December 31 annually starting with December 31, 2000. Final repayment is due on June 30, 2005. The loans are to be charged interest at the local base rates in each country of draw down plus a margin of 2.25% or 2.35%. The loan was fully drawn down upon entering the facility. Current interest rates paid are between 5.8% and 6.6% for Euro and GBP borrowings and 2.3% for JPY borrowings.

(b)
A € 73.9 million term loan due in two payments of € 40.0 million on December 31, 2005 and € 33.9 million on June 30, 2006. The loans are to be charged interest at the local base rates in each country of draw down plus a margin of 3.00%. Current interest rates paid are between 6.5% and 7.3%. Following a mandatory repayment in June 2002 (see below) the two payments due are now € 39.4 million and € 32.4 million respectively.

(c)
A USD 150 million (taken as € 166.7 million equivalent at draw down) six and a half year amortizing term loan. Repayments are due on June 30 and December 31 annually starting June 30, 2001. Final payment is due on December 31, 2006. Interest is charged at base rates plus a margin of 3.25%. The loan was fully drawn down upon entering the facility. The current interest rate paid is 5.2%.

(d)	A € 50 million term capital expenditure facility. This facility has since been cancelled at the Company’s request – see “Changes to the August 14, 2000 Credit Agreement during 2001” below.
(e)
A € 80.0 million revolving credit facility, of which € 40.0 million was drawn as at September 30, 2002 and a further € 2.3 million of capacity used for guarantees. The loans are charged interest at the local base rates in each country of draw down plus a margin of 2.25%. The facility has no scheduled reduction in availability prior to the facility’s maturity on June 30, 2006.

The August 14, 2000 Credit Agreement provides for certain limitations governing advances under, and in certain circumstances, the mandatory prepayment of, outstanding amounts under the various facilities. All amounts outstanding under any of the facilities are due upon the public sale or listing of the stock of the Company or its subsidiaries. Indebtedness under the August 14, 2000 Credit Agreement may be voluntarily prepaid without premium or penalty.

In addition, the August 14, 2000 Credit Agreement also contains certain financial covenants (see also “Changes to the August 14, 2000 Credit Agreement during 2001” and “Changes to the August 14, 2000 Credit Agreement during 2002” below), general covenants which restrict the incurrence of debt and liens, the payment of dividends, the incurrence of subordinated debt, the disposition of assets, the incurrence of capital expenditures and certain other activities and transactions.

The security given by the Company for obligations under the August 14, 2000 Credit Agreement consists of a pledge of substantially all the shares of the Company’s direct and indirect subsidiaries and a security interest on certain of the assets of the Company’s subsidiaries.

Senior Subordinated Notes
In connection with the 1997 Acquisition, in addition to the facilities provided by the banks, the Company issued € 102.3 million (DM 200.0 million) of Senior Subordinated Notes (the “Senior Notes”). The Senior Notes are unsecured obligations of the Company and mature on May 29, 2007 or earlier upon the occurrence of an event of default as therein defined. The holders of the Senior Notes may, in certain circumstances, require the Company to redeem the Senior Notes. The Senior Notes bear interest at a rate of 9.875% per annum. Interest is payable semi-annually on May 29 and November 29 of each year.

Junior Subordinated Note
In connection with the 1997 Acquisition, the Company issued a € 35.8 million (DM 70.0 million) Junior Subordinated Note (the “Note”) with a term of ten years to one of the Vendors (also a shareholder). Interest on the Note accrues on a cumulative basis at a rate of 6% per annum and is added to the principal of the Note.

The Note is to be repaid in one instalment upon the occurrence of a public listing of the Company’s shares, a sale or winding-up of the Company or upon the occurrence of certain other events. The Company is also obligated to make certain payments in respect of the Special Preference Shares to the extent that payments are made on the Note.

The Note is an unsecured obligation of the Company and is subordinated in right of payment to the Senior Notes. The Company believes the effective cost of the Note is 9.875%, being the market rate of similar debt at the date the Note was issued. Accordingly, the Note is accounted for on a net present value basis, using a discount rate of 9.875%.

Changes to the August 14, 2000 Credit Agreement during 2001
The August 14, 2000 Credit Agreement was revised twice during 2001; firstly on August 14, 2001 when an Amendment and Waiver Letter was concluded with the Company’s lenders and secondly on November 30, 2001 when an Amendment and Consent Letter was received from the Company’s lenders.

As of June 30, 2001, the Company would not have been in compliance with the “Consolidated EBITDA to Consolidated Net Interest Payable” and “Consolidated Net Borrowings to Consolidated EBITDA” financial covenants under the August 14, 2000 Credit Agreement (terms as defined in that agreement).

The Company firstly entered into an agreement with its lenders set out in the Amendment and Waiver Letter under which they waived the breach of covenants as at June 30, 2001 and agreed that the further increase in thresholds for the ratios involved would be deferred for three quarters. In addition, the € 50 million capital expenditure facility available under the August 14, 2000 Credit Agreement was cancelled.

This agreement was subject to approval of an updated business plan. This document, as well as further adjustments to covenant hurdles to match the seasonal profile of the Company’s business and a number of technical changes were approved by the lenders and were set out in the Amendment and Consent Letter of November 30, 2001.

Changes to the August 14, 2000 Credit Agreement during 2002
The covenant hurdles set out in the Amendment and Consent Letter were due to step up significantly during 2002 and the Company passed these hurdles at the end of the first and second quarters. During the third quarter of 2002 there was however significant disruption to the fruit and vegetable harvest season owing to the wet weather and flooding experienced in large parts of Central and Southern Europe. This has impacted on the Company’s results through lower sales.

The Company realised that while it was trading ahead of the prior year and would have exceeded the covenant ratios that had applied as at June 30, 2002, the underperformance compared to expectations in the third quarter of 2002 meant that there was a risk that the Company would not meet the further step up in certain ratios as at September 30, 2002.

The Company therefore approached its lenders to request an amendment to the September 30, 2002 “Consolidated EBITDA to Consolidated Net Interest Payable” and “Consolidated Net Borrowings to Consolidated EBITDA” financial covenants under the August 14, 2000 Credit Agreement (terms as defined in that agreement) as well as the December 31, 2002 “Consolidated EBITDA to Consolidated Net Interest Payable” financial covenant. All other covenant ratios, both at these two dates and subsequently, would remain unchanged.

This amendment was approved by the required majority of lending institutions. The Company expects that the total of fees incurred in connection with this process will be approximately € 0.7 million.

The Company was then in compliance with all financial covenants as at September 30, 2002.

Mandatory repayment
Under the terms of the August 14, 2000 Credit Agreement the Company was required to make a € 4.9 million mandatory repayment of its senior term loan borrowings in June 2002. This repayment obligation arose out of the receipt of insurance proceeds following fire damage at an idle facility. Following the terms of the August 14, 2000 Credit Agreement, the mandatory repayment has been applied pro rata against all future repayment instalments in adjusting the maturity profile of the Company’s senior term loan borrowings for this mandatory repayment.

Interest rate hedging arrangements
Under the 1997 Credit Agreement entered into at the time of the 1997 Acquisition, the Company entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. The hedging arrangements covered the majority of the Company’s borrowings under the 1997 Credit Agreement up to the third quarter of 2002.

As a consequence of the re-financing of the Company’s senior term loans in 2000 the Company re-evaluated its interest rate hedging arrangements and entered into additional hedging arrangements to (1) hedge the interest rate risk on borrowings under the August 14, 2000 Credit Agreement denominated in U.S. dollars and Japanese Yen, (2) bring the interest rate hedging coverage of Euro and GBP senior term borrowings to a minimum of 75% of the outstanding debt (adjusting for scheduled repayments) as required under the August 14, 2000 Credit Agreement and (3) to put in place hedging arrangements for the period beyond the expiry of existing hedging arrangements in 2002.

The interest rate hedging instruments outstanding as at September 30, 2002 are as follows:

Type	Currency	Inception / maturity	Nature	Average *	September 30, 2002
				€ million	€ million

Cap & floor - 8.0%, 5.2%	GBP	October 2000 /December 2005	Accreting, then amortising	20.7	43.5

Cap & floor - 9.0%, 5.56%	USD	October 2000 / December 2005	Amortising	125.2	112.4

Interest rate swap Pay 1.053% fixed	JPY	October 2000 / December 2005	Amortising	12.2	11.6

Interest rate swap Pay 5.54% fixed	Euro	January 2001 / December 2005	Accreting, then amortising	77.0	120.9

* at exchange rates at October 2000

In addition, the following instrument was entered into during 2000 with effect after September 30, 2002:

Type	Currency	Inception/ maturity	Nature	Average	*	September 30, 2002
				€ million		€ million

Cap & floor - 7.25%, 5.8%	GBP	June 2003 / June 2006	Accreting	8.7		Not applicable

* at exchange rates at October 2000

7.   Shareholders’ equity

During 2001, the Company amended its articles of association to restate the par value of its ordinary shares, cumulative preference shares and priority shares from NLG 100, NLG 100 and NLG 1 to € 45, € 45 and € 0.45 respectively. The reduction in the par value of shares arising on this conversion of € 1,487,060 has been transferred to a non distributable reserve within the additional paid in capital account.

8.   Implementation of new accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 supersedes APB Opinion No. 16, Business Combinations and SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets.

These standards revised the accounting for business combinations from July 1, 2001 onwards by:
•	prohibiting the “pooling-of-interest” method of accounting and requiring the purchase method of accounting to be used on all business combinations initiated after June 30, 2001;
•
requiring that separately identifiable intangible assets, other than goodwill, be recorded as assets; these intangible assets must either be amortised over their useful lives or, if they have indefinite useful lives, not amortised and periodically tested for impairment; and

•	ceasing all amortisation of goodwill, instead requiring it be tested at least annually for impairment.

In addition, existing goodwill on business combinations completed before July 1, 2001 would no longer be amortised after December 31, 2001 and should be tested for impairment on implementation and on at least an annual basis thereafter.

Effective January 1, 2002, the Company has ceased amortisation of goodwill and indefinite-lived intangibles and will test for impairment of these assets on at least an annual basis. The impact of the elimination of amortisation of goodwill is expected to be € 5.9 million per year. However, it is possible that this effect may be offset over time by impairment charges arising from periodic impairment reviews. The Company has performed the first of its periodic impairment reviews as at January 1, 2002 during the first quarter of 2002 and this has not resulted in an impairment charge being required.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 superseded SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Assets to be disposed of” and the accounting and reporting provisions of APB Opinion No.30, “Reporting the Results of Operations – Reporting the Effects of Disposals of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.

SFAS 144 establishes a single accounting model for long-lived assets to be disposed of, based on the SFAS 121 framework. SFAS 144 also addresses implementation issues related to SFAS 121. The Company has implemented the standard with effect from January 1, 2002. Management has assessed the provisions of this standard and does not expect the revisions to the rules for identifying and quantifying asset impairments to have a material impact on the Company’s consolidated results of operations and financial position compared to the previous regime.

PART 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion represents management’s analysis of the financial condition and results of operations for the period from January 1 to September 30, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Group’s 2001 Annual Report on Form 20-F, along with the Condensed Consolidated Financial Statements and related notes included in and referred to within this report.

Certain information contained herein in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Report, and in the Registration Statement, which are not historical facts (including statements concerning the Group’s financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are “forward-looking statements” within the meaning of the Federal Securities laws made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Group, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Group and its representatives may from time to time make other oral or written statements which are also “forward-looking statements”. These forward-looking statements are based upon management’s expectations and beliefs concerning future events impacting the Group. Management cautions that forward-looking statements are not guarantees and that the Group’s actual financial results and condition, and plans and strategy for its business and related financing may differ materially from such forward-looking statements.

A portion of the Group’s sales are seasonal. In particular, sales to fruit and vegetable customers are linked to harvest times. As such, results of operations for the first and last quarter of each year are generally weaker than other quarters and for this reason, among others, results for the period January 1 to September 30, 2002 are not necessarily indicative of results that will be achieved during the year ending December 31, 2002.

1.   Results of operations – Three months

Sales and earnings
Net sales for the Group in the third quarter of 2002 at € 353.5 million were € 25.1 million (6.6%) lower than in the third quarter of 2001 (€ 378.6 million). The Food and Impress USA Divisions account for € 23.7 million of this reduction.

Net sales
Division	2002	2001	Change
	€ million	€ million	€ million	%
Food	147.9	161.8	(13.9)	(8.6%)
Seafood	51.9	58.6	(6.7)	(11.4%)
DPF	55.9	53.7	2.2	4.1%
Specialities	52.1	49.0	3.1	6.3%
Impress USA	45.7	55.5	(9.8)	(17.7%)

Total	353.5	378.6	(25.1)	(6.6%)

See Note 3 – “Segmental information” of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group’s segments.

Food Division net sales decreased € 13.9 million (8.6%) to € 147.9 million in the third quarter of 2002, compared to € 161.8 million in the third quarter of 2001. Following a good start in the second quarter, the severe weather in Central and Southern Europe during the third quarter had a significant impact on the fruit and vegetable harvest season. Crop yields were lowered through the combination of repeated heavy rain and unseasonably low temperatures. Sales volumes in the third quarter were consequently lower as fillers either deferred or cancelled call offs, even when compared to what was a patchy harvest season in the third quarter of 2001.

An additional factor was again the effects of lower sales in the UK due to a decision to withdraw from some less profitable pre-materials sales and the loss of a significant local customer following their conversion to DWI can technology, which Impress does not currently offer.

Seafood Division net sales decreased by € 6.7 million to € 51.9 million in the third quarter of 2002, compared to € 58.6 million in the third quarter of 2001. Decreased sales in the Japanese market were again a factor. However, while the year on year comparison reflects the previously reported trend of declining sales owing to both weak final demand and the transfer of some filling activities from Japan to other locations, sales in the third quarter of 2002 were up compared to the previous quarter. There are signs that demand has now stabilised as excess stock at fillers has now been largely eliminated.

In Germany, lower demand for canned herring and high stock levels at customers combined to reduce sales in Germany compared to the third quarter of 2001. The Company’s Latvian operation also saw lower sales compared to the third quarter of 2001, owing to difficulties experienced by its customers in their main end market, Russia.

Sales of the Bowl and Easy Peel products, which have proved successful with consumers owing to their distinctive presentation and convenience features, continued to grow strongly, with Bowl products launched in Italy and Spain in the quarter.

DPF Division net sales increased by € 2.2 million to € 55.9 million in the third quarter of 2002, compared to € 53.7 million in the third quarter of 2001. Robust sales have continued in the United Kingdom. The French and Dutch markets performed well in the quarter, as did the German retail market. Following the recent flooding, clean up and repair activities are providing some support, although the German construction industry remains depressed. These factors, together with underlying price improvements compared to the third quarter of 2001 have offset the impact of withdrawal from certain low margin business, following a rationalisation of the customer portfolio begun last year.

Specialities Division net sales increased by € 3.1 million to € 52.1 million in the third quarter of 2002 compared to € 49.0 million in the third quarter of 2001. This 6.3% sales increase continues this division’s recent history of strong performances, particularly in the growing aerosol can market, where Impress is a recognised service and quality leader. Sales of cans for dried milk and other food powders remain robust. The Division continues to win new business and also benefits from the growth in sales at leading customers.

Impress USA net sales decreased by € 9.8 million to € 45.7 million in the third quarter of 2002 compared to € 55.5 million in the third quarter of 2001. The decrease was primarily due to the impact on net sales for the third quarter of 2001 of revenues recognised with regard to settlement amounts arising from the consequences of Heinz’ restructuring of its canneries earlier in that year, as well as foreign exchange translation effects.

Underlying sales in U.S. Dollar terms were flat in the quarter although the mix of sales between Heinz and other customers changed, with sales to other customers up by 8% and sales to Heinz down 3% compared to the third quarter of 2001. Sales to other customers included some shipments to new customers from the Division’s Terminal Island plant, where the Company has been seeking new business to improve the utilisation of this plant’s capacity following the Heinz restructuring in 2001.

Cost of goods sold
Cost of goods sold for the Group decreased € 30.1 million in the third quarter of 2002 (9.2%) to € 297.3 million, compared to € 327.4 million in the third quarter of 2001. The drop in the cost of goods sold partly reflects the decline in sales volumes e.g. in the Food Division as discussed above.

However, at 15.9%, the gross margin for the third quarter of 2002 was well above the gross margin of 13.5% in the third quarter of 2001, despite the negative impact that the reduced volumes could be expected to have through operational gearing. This is due to the Group’s successful efforts in eliminating cost through its continuing efficiency and cost reduction programs, supported by modest increases in selling prices as discussed above.

Selling, general and administrative expenses
Selling, general and administrative expenses for the Group decreased by € 1.9 million (12.1%) to € 13.8 million in the third quarter of 2002, compared to € 15.7 million in the third quarter of 2001, representing 3.9% of consolidated net sales (2001: 4.1%). The decrease reflects a number of different items, including continuing cost control efforts and lower bad debt charges.

Depreciation and amortisation
Depreciation and amortisation for the Group decreased € 2.1 million (13.7%) to € 13.2 million in the third quarter of 2002, compared to € 15.3 million in the third quarter of 2001 primarily due to there being no goodwill amortisation within the 2002 charge – see Note 8 to the Condensed Consolidated Financial Statements – “Implementation of new accounting pronouncements”. Depreciation and amortisation of tangible and intangible fixed assets amounted to € 13.2 million (2001: € 13.8 million) and amortisation of goodwill amounted to € Nil (2001: € 1.5 million).

Research and development expenses
The Group continues to invest in new products and processes and research and development expenses were maintained at € 1.5 million in the third quarter of 2002, the same level as in the third quarter of 2001. The charge for 2002 is net of costs of € 0.2 million incurred in relation to capital projects and therefore capitalised in the related asset cost. Research and development charges represented 0.4% of net sales (2001: 0.4%).

Key areas of R&D activity included expanding the range of easy peel applications for use with new can shapes and products as well as a wide range of other product developments, demonstrated by the launch of a new diameter of easy peel lid during the quarter and new bowl products. The Group has also continued to focus on the rationalisation of steel and coatings specifications in support of its cost reduction programs.

Rationalisation and other charges
The rationalisation charge recognised in the third quarter of 2002 of € 0.8 million primarily relates to the € 0.9 million charge for the reorganisation of the Group’s facilities at Cuxhaven, Germany, offset by the release of surplus provisions on completed programs.

Rationalisation charges of € 1.7 million for the third quarter of 2001 related to programs at Dutch and German plants.

Other costs and operating income and expenses
The € 0.7 million net expense on this caption in the third quarter of 2002 reflects the net losses on foreign exchange effects on operating items, asset disposals and other costs. Foreign exchange effects include a € 0.2 million benefit arising from discontinued sales cash flow hedging where it is no longer considered probable that the anticipated sales being covered will occur.

The € 3.5 million net gain on this caption in the third quarter of 2001 related to net foreign currency gains on operating items and cost recoveries, offset by net losses on asset disposals.

Income from operations
Income from operations before rationalisation charges increased € 4.8 million (21.6%) to € 27.0 million in the third quarter of 2002 compared to € 22.2 million in the third quarter of 2001, representing 7.6% of net sales (2001: 5.9%).

The improvement was broad based, with increases seen in every Division except for Impress USA, where the 2001 comparative was flattered by the benefit of cost recoveries with their origin in the prior quarter.

The increase chiefly reflects the benefit on operating earnings of the Group’s continuing efficiency and cost reduction programs, supported by modest increases in selling prices. Notably, this overall improvement has been achieved despite the lower sales volumes, with the consequent negative effect from operational gearing, and the absence of the Impress USA settlement effect.

After rationalisation charges, income from operations increased € 5.7 million to € 26.2 million in the third quarter of 2002, compared to income from operations of € 20.5 million in the third quarter of 2001.

EBITDA before rationalisation increased € 2.7 million (7.2%) to € 40.2 million in the third quarter of 2002 compared to EBITDA before rationalisation of € 37.5 million in the third quarter of 2001.

The following tables show income from operations by Division, before and after rationalisation and other charges.

Income from operations
before rationalisation and other charges

Division	2002	2001	Change
	€ million	€ million	€ million	%
Food	12.9	10.5	2.4	22.9%
Seafood	5.0	3.7	1.3	35.1%
DPF	5.2	2.1	3.1	147.6%
Specialities	7.0	4.1	2.9	70.7%
Impress USA	3.0	7.4	(4.4)	(59.5%)
Corporate costs	(6.1)	(5.6)	(0.5)

Total	27.0	22.2	4.8	21.6%

Income from operations
after rationalisation and other charges

Division	2002	2001	Change
	€ million	€ million	€ million	%
Food	13.1	10.1	3.0	29.7%
Seafood	4.1	4.0	0.1	2.5%
DPF	5.2	1.0	4.2	420.0%
Specialities	7.0	3.6	3.4	94.4%
Impress USA	3.0	7.4	(4.4)	(59.5%)
Corporate costs	(6.2)	(5.6)	(0.6)

Total	26.2	20.5	5.7	27.8%

See Note 3 – “Segmental information” of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group’s segments.

Income from operations before rationalisation in the Food Division increased € 2.4 million (22.9%) to € 12.9 million in the third quarter of 2002 compared to € 10.5 million in the third quarter of 2001. Income from operations before rationalisation as a percentage of sales was 8.7%, up from 6.5% in the third quarter of 2001. Income from operations after rationalisation reflects a net rationalisation credit of € 0.2 million (2001: charge of € 0.4 million) following the release of surplus provisions on completed projects.

The reduction in sales from the disrupted fruit and vegetable harvest season has had a negative impact on the Food Division’s results owing to the operational gearing effect. However, this has been more than offset by the benefits of recent rationalisation and cost saving projects as well as improved production efficiencies, following a major efficiency drive by divisional management.

Income from operations before rationalisation in the Seafood Division increased € 1.3 million (35.1%) to € 5.0 million in the third quarter of 2002, compared to € 3.7 million in the third quarter of 2001. Income from operations before rationalisation as a percentage of sales improved to 9.6%, up from 6.3% in the third quarter of 2001. The benefit of a reduction in average aluminium prices and other cost savings was partially offset by the effects of lower sales compared to the third quarter of 2001.

The Division recognised rationalisation charges of € 0.9 million in the third quarter of 2002 for the restructuring of the Division’s plant at Cuxhaven, Germany (2001: credit of € 0.3 million as provisions related to the closure of the Division’s site at Quimperle, France were adjusted).

Income from operations before rationalisation in the DPF Division increased €  3.1 million (148%) to € 5.2 million in the third quarter of 2002, compared to € 2.1 million in the third quarter of 2001. This increase reflects strong performances in the United Kingdom, France and the Netherlands as well as significantly improved results from the previously underperforming operations in Germany. The aggregate effect can be seen in the significantly improved operating margin, where income from operations before rationalisation as a percentage of sales increased to 9.3% in the third quarter compared to 3.9% in 2001. This follows a sustained effort over the last year to trim the customer portfolio, improve efficiencies and reduce operating costs. The Division recorded rationalisation charges of € 1.1 million in the third quarter of 2001 in connection with some of those programs.

Income from operations before rationalisation in the Specialities Division increased € 2.9 million (71%) to € 7.0 million in the third quarter of 2002, compared to € 4.1 million in the third quarter of 2001. This continues the Division’s recent history of strong performances and reflects the sales growth described above, due largely to more consistent quality and service following reorganisation in 2000, as well as the benefits of selective investment in upgrading the Division’s technical capabilities and further reductions in the cost base. Income from operations before rationalisation as a percentage of sales increased to 13.4% in the third quarter compared to 8.4% in 2001.

Income from operations before rationalisation in the Impress USA Division decreased € 4.4 million (59%) to € 3.0 million in the third quarter of 2002, compared to € 7.4 million in the third quarter of 2001. In 2001 this quarter was positively affected by settlements and cost recoveries with regard to the rationalisation of operations following restructuring by Heinz earlier in 2001. Net of this approximately € 4 million effect, income from operations is € 0.4 million lower in the third quarter of 2002 compared to the third quarter of 2001. Increased insurance costs following mid year renewals and translation effects substantially account for the decrease.

Operating expenses before rationalisation in the Corporate Costs segment increased € 0.5 million to € 6.1 million in the third quarter of 2002, compared to € 5.6 million in the third quarter of 2001. This segment recognised rationalisation charges of € 0.1 million in the third quarter of 2002.

No significant damage from flooding was experienced by the Impress plants in the affected areas, and therefore there are no material income statement charges in this regard.

Net interest and other financial charges
Net interest and other financial charges increased € 0.8 million (6.7%) to € 12.8 million in the third quarter of 2002 compared to € 12.0 million in the third quarter of 2001.

The increase in the overall finance charge despite lower net interest payable reflects the change in the net unrealised foreign exchange result on bank borrowings which was a € 0.2 million loss in the third quarter of 2002 compared to a € 3.8 million gain in the third quarter of 2001.

Net interest payable decreased € 1.0 million to € 11.0 million in the third quarter of 2002 compared to € 12.0 million in the third quarter of 2001. The decrease in net interest payable principally reflects lower net indebtedness following the scheduled repayments and voluntary prepayment of senior term debt at the end of 2001 and the scheduled repayment and mandatory repayment in June 2002.

While lower interest rates have also contributed to the reduction in net interest payable in the third quarter of 2002, the Group’s interest rate hedging obligations have prevented the full benefit of interest rate falls in 2002 compared to 2001 from flowing through to the Group. The Group is obligated under its credit agreements with its banks to hedge at least 75% of its bank debt against interest rate risk.

Net interest and other financial charges included a charge of € 0.5 million for the amortisation of bond and bank finance arrangement fees (2001: € 0.5 million), as well as a charge of € 0.9 million (2001: € 0.8 million) to reflect the non-cash accretion of the discount on the Note.

Taxation
Taxation for the third quarter of 2002 was a tax charge of € 5.1 million compared to a tax charge of € 3.1 million in the third quarter of 2001. This represents an effective tax rate of 38.1% and 36.5% respectively. The increased charge reflects the increase in income from operations.

Minority Interest
Provisions for minority interests in the third quarter 2002 were € nil million in the third quarter of 2002 compared to a charge of € 0.1 million in the third quarter of 2001. These provisions represent the share of the results attributable to the minority interest in the Group’s operations in the Czech Republic.

Net Income
The net income for the third quarter of 2002 was € 8.3 million compared to a net income of € 5.3 million in the third quarter of 2001. The increase in net income principally reflects the post tax impact of the increase in income from operations.

2.   Results of operations – Nine months

Sales and earnings
Net sales for the Group in the first nine months of 2002 at € 1,007.7 million were € 28.8 million (2.8%) lower than in the first nine months of 2001 (€ 1,036.5 million).

Net sales
Division	2002	2001	Change
	€ million	€ million	€ million	%

Food	372.2	384.3	(12.1)	(3.1%)
Seafood	164.7	177.5	(12.8)	(7.2%)
DPF	168.7	171.7	(3.0)	(1.7%)
Specialities	156.0	147.0	9.0	6.1%
Impress USA	146.1	156.0	(9.9)	(6.3%)

Total	1,007.7	1,036.5	(28.8)	(2.8%)

See Note 3 – “Segmental information” of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group’s segments.

Food Division net sales decreased € 12.1 million (3.1%) to € 372.2 million in the first nine months of 2002 compared to € 384.3 million in the first nine months of 2001. This decrease reflects the reduction of sales in the third quarter compared to the third quarter of 2001 owing to the weather related disruption to the fruit and vegetable harvest season discussed above. Other than this, sales for the nine months were basically flat. Comparisons to 2001 benefited from a more normal start to the harvest season in the second quarter of 2002 and some modest improvements in average pricing from the second quarter of 2002. These benefits were offset by lower UK sales due to a decision to withdraw from less profitable pre-materials sales and the loss of a significant local customer following their conversion to DWI can technology, which Impress does not currently offer.

Seafood Division net sales decreased € 12.8 million (7.2%) to € 164.7 million in the first nine months of 2002 compared to € 177.5 million in the first nine months of 2001. Decreased sales in the Japanese market were a major factor, accounting for over 70% of the sales shortfall and reflecting the previously reported trends of both weak final demand and the transfer of some filling activities from Japan to other locations. However, as noted above, sales in the third quarter of 2002 were up compared to the previous quarter and there are signs that demand has now stabilised as excess stock at fillers has now been largely eliminated.

Sales in Germany have suffered from reduced demand from consumers and high stock levels at customers, where demand for locally canned herring has reduced from the high levels seen in the first half of 2001 owing to BSE meat scares. The Group’s Latvian operation has also seen lower sales compared to 2001 owing to difficulties experienced by its customers in their main end market, Russia, particularly in the third quarter.

Sales of the Bowl and Easy Peel products, which have proved successful with consumers owing to their distinctive presentation and convenience features continued to grow strongly, with Bowl products launched into new markets such as Italy and Spain.

DPF Division net sales decreased € 3.0 million (1.7%) to € 168.7 million in the first nine months of 2002, compared to € 171.7 million in the first nine months of 2001. The decrease partly reflects the impact of rationalisation of the customer portfolio, begun last year. The impact of the withdrawal from this low margin business on sales has been offset by increased sales in the United Kingdom and France and a pick up in the German retail market, together with underlying price improvements compared to the second and third quarters of 2001.

Specialities Division sales increased by € 9.0 million to € 156.0 million in the first nine months of 2002, compared to € 147.0 million in the first nine months of 2001. This 6.1% sales increase continues this division’s recent history of strong performances, particularly in the growing aerosol can market, where Impress is a recognised service and quality leader. Sales of cans for dried milk and other food powders also remain robust. The Division continues to win new business and also benefits from the growth in sales at leading customers.

Impress USA net sales decreased € 9.9 million (6.3%) to € 146.1 million in the first nine months of 2002, compared to € 156.0 million in the first nine months of 2001. The decrease was primarily due to the impact on net sales for the third quarter of 2001 of revenues recognised with regard to settlement amounts arising from the consequences of Heinz’ restructuring of its canneries earlier in that year as well as foreign exchange translation effects. In addition, 2001 included a € 1.8 million credit related to 2000.

Underlying sales for the first nine months of 2002 were up in U.S. Dollar terms driven by sales to Heinz, in particular in first quarter of 2002 compared to 2001 when they were in the process of reducing excess stocks and restructuring their canneries. Sales to other customers for the first nine months were basically flat and, in the third quarter, included some shipments to new customers from the Division’s Terminal Island plant, where the Company has been seeking new business to improve the utilisation of this plant’s capacity following the Heinz restructuring in 2001.

Cost of goods sold
Cost of goods sold for the Group decreased € 35.2 million (4.0%) in the first nine months of 2002 to € 853.4 million, compared to cost of goods sold of € 888.6 million in the first nine months of 2001. The drop in the cost of goods sold partly reflects the decline in sales volumes discussed above.

However, at 15.3% the gross margin for the first nine months of 2002 was higher than in the first nine months of 2001 (14.3%, or 14.1% excluding the €  1.8 million credit in Impress USA in the first nine months of 2001 which related to 2000). Despite the negative effect that the decrease in sales volumes would be expected to have through operational gearing, this has been more than offset by the Group’s successful efforts in eliminating cost through its continuing efficiency and cost reduction programs, supported by modest increases in selling prices as discussed above.

Selling, general and administrative expenses
Selling, general and administrative expenses for the Group decreased by €  1.4 million (3.1%) to € 44.0 million in the first nine months of 2002, compared to € 45.4 million in the first nine months of 2001, representing 4.4% of consolidated net sales (2001: 4.4%). Cost reduction efforts and a number of other items including, among other things, reduced bad debt charges account for the difference.

Depreciation and amortisation
Depreciation and amortisation for the Group decreased € 5.3 million (11.7%) to € 39.9 million in the first nine months of 2002, compared to € 45.2 million in the first nine months of 2001, primarily due to there being no goodwill amortisation within the 2002 charge – see Note 8 to the Condensed Consolidated Financial Statements – “Implementation of new accounting pronouncements”. Depreciation and amortisation of tangible and intangible fixed assets amounted to € 39.9 million (2001: € 40.8 million) and amortisation of goodwill amounted to € Nil (2001: € 4.4 million).

Research and development expenses
Reflecting the Group’s continuing investment in new products and processes, research and development expenses were € 4.8 million in the first nine months of 2002 compared to € 6.3 million in the first nine months of 2001.

The charge for 2002 is net of costs of € 1.5 million incurred in relation to capital projects and therefore capitalised in the related asset cost. This accounts for the decrease in the income statement charge compared to 2001. Research and development charges represented 0.5% of net sales (2001: 0.6%).

Rationalisation and other charges
The rationalisation charge recognised in the first nine months of 2002 of € 6.3 million relates primarily to charges for the closure of the Group’s plant at Lucca, Italy (€ 1.2 million), the downsizing of Grantham, United Kingdom (€ 1.7 million), the reorganisation of Ludres, France (€ 1.5 million) and the rationalisation of Cuxhaven (€ 0.9 million). Other smaller programs such as the switch of activities between Znojmo and Skrivany in the Czech Republic and rationalisation of the Japanese sales team account for the remainder of the charge. There were rationalisation charges of € 1.9 million in the first nine months of 2001.

Other costs and operating income and expenses
The net € nil result on this caption in the first nine month of 2002 reflects the offsetting of the results of assets disposals, foreign exchange effects on operating items and other costs. Foreign exchange effects include a € 0.7 million benefit arising from discontinued sales cash flow hedging where it is no longer considered probable that the anticipated sales being covered will occur.

The net income of € 3.1 million on this caption in the first nine months of 2001 relates to net foreign currency gains on operating items, insurance and cost recoveries and other gains offset by losses on the disposal of fixed assets.

Income from operations
Excluding the € 1.8 million prior year credit in the United States in 2001 referred to above, income from operations before rationalisation charges increased € 13.3 million (25%), to € 65.6 million in the first nine months of 2002, compared to € 52.3 million in the first nine months of 2001, representing 5.9% of net sales (2001: 4.9%). Including this credit, income from operations before rationalisation charges increased € 11.5 million (21%).

The increase was broad based, with substantial improvements in income from operations before rationalisation seen in every Division except Impress USA. This overall improvement reflects the benefit on operating earnings of the Group’s continuing efficiency and cost reduction programs, supported by modest increases in selling prices.

After rationalisation charges and including the prior year credit, income from operations increased € 7.1 million to € 59.3 million in the first nine months of 2002, compared to income from operations of € 52.2 million in the first nine months of 2001.

EBITDA before rationalisation increased by € 8.0 million (8.2%) to € 105.5 million in the first nine months of 2002, compared to EBITDA before rationalisation of € 97.5 million, excluding the prior year credit, in the first nine months of 2001 (€ 99.3 million including the prior year credit).

The following tables show income from operations by Division, before and after rationalisation costs, including the € 1.8 million prior year credit in the United States in the first nine months of 2001:

Income from operations
before rationalisation and other charges

Division	2002	2001	Change
	€ million	€ million	€ million	%
Food	29.5	24.9	4.6	18.5%
Seafood	14.7	12.5	2.2	17.6%
DPF	13.6	11.2	2.4	21.4%
Specialities	18.1	12.1	6.0	49.6%
Impress USA	7.1	12.4	(5.3)	(42.7%)
Corporate costs	(17.4)	(19.0)	1.6

Total	65.6	54.1	11.5	21.3%

Income from operations
After rationalisation and other charges

Division	2002	2001	Change
	€ million	€ million	€ million	%
Food	25.1	24.5	0.6	2.4%
Seafood	13.7	12.5	1.2	9.6%
DPF	13.2	10.1	3.1	30.7%
Specialities	18.0	11.0	7.0	63.6%
Impress USA	7.1	12.4	(5.3)	(42.7%)
Corporate costs	(17.8)	(18.3)	0.5

Total	59.3	52.2	7.1	13.6%

See Note 3 – “Segmental information” of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group’s segments.

Income from operations before rationalisation in the Food Division increased €  4.6 million (18.5%), to € 29.5 million in the first nine months of 2002 compared to € 24.9 million in the first nine months of 2001. Income from operations before rationalisation as a percentage of sales was 7.9%, up from 6.5% for the first nine months of 2001. This reflected the impact of improved production efficiencies, following a major efficiency drive by divisional management as well as the benefits of recent rationalisation and cost saving projects, which have more than offset the negative impact of sharply reduced sales in the third quarter of 2002.

The Division recognised rationalisation charges of € 4.4 million, principally with regard to the closure of Lucca, the downsizing of Grantham, the re-organisation of Ludres and production transfers in the Czech republic as discussed in Note 4 to the Condensed Consolidated Financial Statements – “Rationalisation” and net of € 0.2 million release of surplus provisions. (2001: € 0.4 million charge).

Income from operations before rationalisation in the Seafood Division increased € 2.2 million (17.6%) to € 14.7 million in the first nine months of 2002, compared to € 12.5 million in the first nine months of 2001. Income from operations before rationalisation as a percentage of sales increased to 8.9%, up from 7.0% in the first nine months of 2001. A reduction in average aluminium prices and other cost savings were partially offset by the effects of lower sales and an adverse sales mix. This Division recognised rationalisation charges of € 1.0 million in the first nine months of 2002, mainly with regard to Cuxhaven, Germany (2001: € nil million).

Income from operations before rationalisation in the DPF Division increased € 2.4 million (21.4%) to € 13.6 million in the first nine months of 2002 compared to € 11.2 million in the first nine months of 2001. Income from operations before rationalisation as a percentage of sales increased to 8.1%, up from 6.5% in the first nine months of 2001. The significant improvement in results marks a sharp reversal of the year-on-year declines seen up until the first quarter of 2002. This reflects continued robust performances in the United Kingdom, France and the Netherlands and significantly improved results from the previously underperforming operations in Germany, following a sustained effort over the last year to trim the customer portfolio, improve efficiencies and reduce operating costs. This Division recognised rationalisation charges of € 0.4 million in the first nine months of 2002 (2001: € 1.1 million).

Income from operations before rationalisation in the Specialities Division increased € 6.0 million (50%) to € 18.1 million in the first nine months of 2002, compared to € 12.1 million in the first nine months of 2001. Income from operations before rationalisation as a percentage of sales increased to 11.6%, up from 8.2% in the first nine months of 2001. This continues the Division’s recent history of strong performances and reflects the sales growth described above, due largely to more consistent quality and service following reorganisation in 2000, as well as the benefits of selective investment in upgrading the Division’s technical capabilities and further reductions in the cost base.

Income from operations before rationalisation in the Impress USA Division decreased € 5.3 million to € 7.1 million in the first nine months of 2002 compared to € 12.4 million in the first nine months of 2001. The first nine months of 2001 included volume shortfall adjustments for 2000 under the Group’s long term supply agreement with Heinz of € 1.8 million, carried over to 2001 to meet revenue recognition requirements. Net of this income, income from operations before rationalisation decreased € 3.5 million (33%) to € 7.1 million in 2002 from € 10.6 million in 2001.

The Impress USA Division’s results have suffered from the cost structure of the currently under utilised plant at Terminal Island, the heavy development cost of new business and delays in recovering significantly higher US insurance premia.

Operating expenses before rationalisation in the Corporate Costs segment decreased € 1.6 million to € 17.4 million in the first nine months of 2002 compared to € 19.0 million in the first nine months of 2001. This was largely due to lower R&D and central MIS costs. This segment recognised rationalisation charges of € 0.4 million in the first nine months of 2002 (2001: a credit of € 0.7 million).

Net interest and other financial charges
Net interest and other financial charges decreased € 9.0 million (20.3%) to € 35.3 million in the first nine months of 2002 compared to € 44.3 million in the first nine months of 2001.

The main factor underlying this reduction is the ‘swing’ in the net unrealised foreign exchange result on bank borrowings, to a gain of € 4.6 million, compared to a loss of € 1.9 million in 2001.

Net interest payable decreased € 4.1 million to € 31.9 million in the first nine months of 2002 compared to € 36.0 million in the first nine months of 2001. The decrease in net interest principally reflects lower net indebtedness following the scheduled repayment and voluntary prepayment of senior term debt during 2001 and the scheduled repayment and mandatory repayment in June 2002.

While lower interest rates have also contributed to the reduction in net interest payable in the first nine months of 2002, the Group’s interest rate hedging obligations have prevented the full benefit of interest rate falls in 2002 compared to 2001 from flowing through to the Group. The Group is obligated under its credit agreements with its banks to hedge at least 75% of its bank debt against interest rate risk.

Net interest and other financial charges included a charge of € 2.1 million for the amortisation of bond and bank finance arrangement fees (2001: € 1.6 million) as well as a charge of € 2.8 million (2001: € 2.6 million) to reflect the non-cash accretion of the discount on the Note.

Taxation
Taxation for the first nine months of 2002 was a tax charge of € 8.6 million compared to a tax charge of € 2.8 million in the first nine months of 2001. This represents effective tax rates of 35.8% and 35.4% respectively. The increased charge reflects the increase in income from operations and the reduction in net interest payable.

Minority Interest
Provisions for minority interests in the first nine months 2002 were € 0.2 million compared to € 0.2 million in the first nine months of 2001. These provisions represent the share of the results attributable to the minority interest in the Group’s operations in the Czech Republic.

Net Income
The net income for the first nine months of 2002 was € 15.2 million compared to a net income of € 4.9 million in the first nine months of 2001. The increase in net income in the first nine months of 2002 principally reflects the post tax impact of the increase in income from operations and the decrease in net financial expenses.

3.   Liquidity and capital resources

The Group’s principal liquidity requirements over the next several years are expected to consist of funds required for the following:
•	to fund working capital requirements;
•
to fund scheduled annual principal payments of the amortising senior term loans under the August 14, 2000 Credit Agreement of € 24.5 million in 2002 (net of the December 2001 € 12.0 million prepayment) rising incrementally thereafter to a maximum of € 66.9 million in 2004;

•	to fund the interest costs on servicing the Group’s debt;
•	to fund capital expenditure;
•	to fund expenditures relating to rationalisation programs; and
•	to fund taxation arising in various European jurisdictions.

The Group believes that cash generated from operations and funds available from revolving loan borrowings under the Group’s credit agreements will be sufficient to meet the Group’s expected liquidity requirements in the foreseeable future.

Borrowings
Short term debt as at September 30, 2002 was € 40.5 million (September 30, 2001: € 62.9 million). The Group has available to it a € 80.0 million (2001: € 80.0 million) Revolving Credit Facility to fund, primarily, seasonal working capital needs. Use of this facility varies seasonally: in the winter months it is less heavily used but at the peak of the seasonal investment in working capital during the third quarter it is mainly or heavily used. At September 30, 2002 drawings under this facility amounted to € 40.0 million (September 30, 2001: € 59.9 million), with other short term borrowings amounting to € 0.5 million (September 30, 2001: € 3.0 million).

Bank guarantees have been established under the Revolving Credit Facility, utilising a further € 2.3 million of the facility’s capacity as at September 30, 2002 (September, 2001: € 5.9 million).

At September 30, 2002, in the midst of the seasonal investment in net working capital, the Group had cash and cash equivalents of € 48.7 million (September 30, 2001: € 47.2 million). The net short term position, i.e. cash and cash equivalents net of borrowings under the Revolving Credit Facility and other short term borrowings was a net cash position of € 8.2 million at September 30, 2002 (September 30, 2001: € 15.7 million net borrowing).

At September 30, 2002, the Group had € 529.0 million outstanding in long-term borrowings, of which € 46.0 million is due within one year. The Group’s next scheduled repayment of long term debt under the August 14, 2000 Credit Agreement is € 17.7 million, which falls due on December 31, 2002.

Certain provisions of the August 14, 2000 Credit Agreement and the indenture governing the Senior Notes require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the August 14, 2000 Credit Agreements and the Senior Notes, respectively. Except for the mandatory repayment of debt out of insurance proceeds in June 2002 (see Note 6 – Borrowings to the Condensed Consolidated Financial Statements – “Mandatory repayment”) no event to cause these provisions to become effective has occurred during the first nine months of 2002.

As at September 30, 2002 the Group was in compliance with all financial and operating covenants contained in the instruments and agreements governing its indebtedness. The amendments to the August 14, 2000 Credit Agreement have been discussed in Note 6 to the Condensed Consolidated Financial Statements – “Borrowings”.

Two of Impress’ subsidiaries have received qualified audit opinions on their 2000 year end statutory accounts. The issues these qualifications relate to underlie the 1999 restatement and have been addressed on a consolidated reporting level by that restatement. The Company has communicated the existence and nature of these qualifications to its lenders and is of the opinion that the qualifications are not material in the context of the August 14, 2000 Credit Agreement.

Working capital
The Company continues to report substantial reductions in trade working capital. This remains a key area of management focus and major effort has been invested in recent quarters in improvements to the organisation of the supply chain, cash management by the Group’s Shared Service Centre in the Netherlands, and the supporting information systems.

Net trade working capital reduced by € 46.0 million (15%) to € 258.8 million as at September 30, 2002, compared to € 304.8 million as at September 30, 2001. Trade working capital as at September 30, 2001 was itself € 109.6 million lower than as at September 30, 2000, for a 2-year reduction of € 155.6 million (38%).

This was the seventh consecutive quarter of year-on-year reductions in trade working capital. In terms of the number of days sales invested in trade working capital for the Group as a whole, on the basis of the last three months of sales, this has decreased to 67 days as at September 30, 2002, compared to 74 days as at September 30, 2001.

The seasonal impact of activity however resulted in a € 61.2 million increase in trade working capital since the beginning of the year (2001: € 64.5 million). This was made up of a € 67.3 million increase (2001: € 84.8 million increase) in accounts and notes receivable and a € 3.3 million decrease in inventories (2001: € 6.2 million decrease), as well as a € 2.8 million increase (2001: € 14.1 million increase) in trade payables.

This increase in trade working capital during the first nine months of 2002 reflects the typical working capital cycle of the business, which, traditionally, has the lowest investment in working capital at the end of December. Reflecting the seasonal nature of part of the Group’s sales, the investment in working capital typically builds during the first three quarters of the year and then unwinds in the last quarter.

Cash Flow from Operations
In the nine months ended September 30, 2002, there was a € 29.8 million improvement in cash flow from operations, compared to the same period in 2001, owing to the combination of improved income from operations, reduced cash interest payments and the reduction in trade working capital. This resulted in a net cash inflow from operations of € 13.3 million in the first nine months of 2002 compared to a net cash outflow from operations of € 16.5 million in 2001.

Capital expenditure
Capital expenditure in the nine months ended September 30, 2002 amounted to € 29.9 million compared to € 30.3 million in the first nine months of 2001.

Hedging
The Group generally hedges the majority of its future aluminium requirements. Such cover is usually taken for between six to twelve months. The Group hedges its U.S. dollar aluminium purchase price through the use of futures contracts on the London Metal Exchange.

As the aluminium purchases and the related aluminium hedging instruments are denominated in U.S. dollars the Group incurs currency risk on these transactions. The other primary source of currency transaction risk arises from the Group’s receipt of revenues from certain sales agreements denominated in currencies other than the Euro but fulfilled from facilities in Euro participating states.

The Group hedges a portion of its U.S. dollar cash out flows arising on anticipated and committed aluminium purchases through the use of forward foreign exchange contracts. U.S. dollar cash flows generated by the US operations acquired in 2000 provide a natural cash flow hedge and reduce the need for the use of hedging derivative instruments.

Multi year supply contracts entered into in 1999 and 2000 have generated significant British pound sales revenues supplied from facilities based in Euro participating territories. These revenue flows will continue though 2002. The Group has hedged a portion of these revenue flows. The Group also hedges its exposure on exports to Japan from Europe denominated in Japanese Yen.

The Group has entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. See Note 6, “Borrowings” to the Condensed Consolidated Financial Statements – “Interest rate hedging arrangements”.

As at September 30, 2002 there had been no material change in the market risks faced by the Group since the end of the fiscal year ended December 31, 2001 and described in the Group’s 2001 Annual Report on Form 20-F.

Equity
The Group implemented SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” with effect from January 1, 2001. As a consequence of this change in accounting principles, the Group saw a € 7.2 million reduction in other shareholders’ equity as transition adjustments, net of tax benefits, were recognised in other comprehensive income with regard to interest rate (€ 7.1 million) and aluminium (€ 0.1 million) cash flow hedges.

Changes in the fair value of financial instruments during 2001 and 2002 that fell to be taken to equity primarily related to interest rate hedging instruments and gave rise to a further € 2.4 million and € 3.2 million reduction in shareholders’ equity, net of tax benefits, respectively.

As noted, a significant portion of the net reduction in equity discussed above relates to the financial instruments the Group has put in place to hedge interest rate risk. Under the terms of its credit agreements with its banks, the Group is required to hedge the interest rate risk on at least 75% of the principal amount of its bank borrowings. When falling due to be taken to the income statement, the impact of these hedging instruments would be offsetting the impact of reduced interest rates on the interest charged on the Group’s debt.

The actual amount that will be reclassified to the income statement in the same period as the hedged cash flows impact upon the income statement may vary from this amount as a result of future changes in market conditions in the intervening period.

4.   Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“the standard”). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity.

Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The standard replaces Issue 94-3.

Management are assessing the implications of the standard which is due to be implemented by the Group commencing January 1, 2003. The key change is the new standard’s focus on the recognition of liabilities at the point in time when the liabilities are incurred rather than when the liabilities are committed to under the current guidance. Impress’ initial assessment is that the major impact will be on the timing of the recognition of costs associated with exit or disposal activities, with costs recognized later than under current rules. Further, depending upon the exact detail of the rationalisation program, the charge may potentially fall to be recognized over more than one period.

5. Heinz / Del Monte announcement

On June 13, 2002 Heinz and the Del Monte Corporation (“Del Monte”) announced a transaction whereby Heinz would spin off a number of United States and North American businesses and merge them with Del Monte, resulting in a new enlarged Del Monte group (“new Del Monte”). The businesses Heinz intends to spin off include the North American Starkist Tuna and Petfood operations served by Impress in the United States under the 10 year supply agreement entered into in August 2000 when Impress acquired the Heinz can-making assets in the United States.

Heinz and Del Monte shareholders will own approximately 74.5% and 25.5% respectively of the new Del Monte. The board of directors for the new Del Monte will have nine members, with six members initially nominated by Heinz and three by Del Monte. The transaction is intended to close by the end of 2002.

The sale of all or part of the Heinz businesses served by Impress in the United States under the long term supply agreement was allowed for under that agreement, and Heinz is entitled to assign its rights and obligations relating to the facilities concerned, provided new Del Monte accepts them in their entirety, i.e. Impress’ position remains secure under the contract.

The effect would be that the new Del Monte would replace Heinz under the same terms and conditions under the relevant clauses of the long term supply agreement for the remaining 8 years of that agreement, and would become the Group’s largest customer on a pro forma basis. Impress would continue to deal primarily with Starkist’s operational management which will remain based in Pittsburgh.

Impress has been in discussions with both Heinz and Del Monte with regard to the transfer of the long term supply agreement in the course of the third quarter of 2002 and these discussions continue.

Following the completion of the envisaged transaction, Heinz would become the Group’s second largest customer through Impress’ supply to Heinz’ UK Grocery and Starkist Europe divisions (including the Seychelles).

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

IMPRESS HOLDINGS B.V.

By:	/s/ John Geake
Name:	J. Geake
Title:	Chief Financial Officer

Date:	November 14, 2002